Exhibit 99.1






04/CAT/13

FOR IMMEDIATE RELEASE

07.00 GMT, 02:00 EST Monday 22 November 2004

For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
-----------------------------           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Sarah MacLeod
Rowena Gardner, Director of
Corporate Communications                BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 90070
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)

             CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES PRELIMINARY
                 RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces preliminary results for the year ended 30 September 2004 and an update for the fourth quarter.

Developments since the third quarter results

o Major strategic alliance with AstraZeneca in the field of inflammatory diseases announced separately today:

    o  Joint discovery and development of human antibody therapeutics
    o CAT to share directly in the success of products resulting from the alliance
    o AstraZeneca to subscribe for a 19.9 per cent equity shareholding in CAT at a price of (pound)7.34 per share, investing (pound)75 million

o Trial against Abbott Laboratories in relation to HUMIRA(TM) royalties commences today

o Plans for Genzyme anti-TGF(beta) collaboration:

    o Additional pre-clinical studies of GC-1008 completed and discussions with FDA underway
    o Clinical trials of GC-1008 in Idiopathic Pulmonary Fibrosis and oncology to commence in 2005, subject to final regulatory approval

o Trabio(R) failed to reach primary endpoint in first pivotal clinical trial

o Phase I clinical trial of CAT-354 in severe asthma initiated with preliminary results expected at end of Q2 2005

o Net cash and liquid resources of (pound)93.7 million at 30 September 2004 ((pound)107.8 million at 30 September 2003)

o Net cash outflow before management of liquid resources and financing:
  (pound)27.9 million for the year ended 30 September 2004 compared with (pound)33.6 million for the year ended 30 September 2003

Chairman's Statement

I am honoured to have followed Peter Garland as Chairman of CAT. Peter retired from the Board at the AGM in February, having been a Board member since the company's formation in 1990 and Chairman since 1995. Peter contributed much to CAT and its development, and it has been my privilege to have worked with him since I joined the Board in 1999. We wish him an enjoyable retirement.

CAT is a company with a strong scientific foundation, broadly applicable technology and a clear vision for its future evolution as a product-based biopharmaceutical company. We expect the core of our future value to come from products we develop, in which we invest and in which we have a substantial economic interest. Today's announcement of our major alliance with AstraZeneca, which we will complete in December subject to the sanction of our shareholders, represents a major step forward in CAT's achievement of that vision.

Another very important event for CAT commences today when the trial in which CAT is claiming full royalties under its contract with Abbott with respect to HUMIRA begins in the High Court in London. HUMIRA is the first CAT-derived product to be marketed. It is anticipated to reach `blockbuster' status in 2005, with Abbott forecasting sales of more than $1.2 billion.

There is a rapidly growing market for antibody therapeutics in which we intend to participate actively and to be amongst those leading expansion in the industry. CAT is committed to operating at the highest standards, whether they are ethical, scientific or of corporate governance.

I was delighted to welcome Professor Christopher Marshall who took up his position as a Non-Executive Director of CAT on 24 September 2004. He is Director of the Cancer Research UK Centre for Cell and Molecular Biology at the Institute of Cancer Research London, UK and a Fellow of the Royal Society. He brings a new perspective and scientific breadth to the Board of CAT and we look forward to working with him.

I am also delighted to welcome four new members to our Scientific Advisory Board
(SAB): Professor John Forrester, Professor Stephen Holgate, Professor Peng Khaw and Professor Stephen O'Rahilly. They are all well-known specialists in their fields and will bring fresh perspectives to the evolution of the company's scientific endeavours - ensuring that CAT has access to the experience it needs as it focuses further on its chosen areas and maintains its position of scientific leadership. I would like to acknowledge the hard work of those members of the SAB who stood down during the year, and to thank them for their valuable contributions to the company over the years.

Finally, I am grateful to everyone who has contributed to CAT during the year - our staff, our Board, our SAB, our partners, our licensees and our shareholders, and look forward to the year ahead.

Paul Nicholson

CEO's Statement

Our ambitions for the business are clear - to become a leading biopharmaceutical company with a pipeline of products that improve the lives of patients in which we have a major economic stake and thereby achieve rapid revenue and profit growth for our shareholders.

We add the new alliance with AstraZeneca to an existing CAT pipeline that has grown during this year - but one that reflects both the opportunities and risks of discovering and developing important new medicines. Overall, there is one CAT-derived antibody on the market, HUMIRA, and 10 others which have entered clinical development - an increase of two since a year ago. HUMIRA sales continue to advance strongly and Abbott has stated that it will file for regulatory approval in Psoriatic Arthritis by the end of 2004. HUMIRA was isolated and optimised by CAT in conjunction with BASF (subsequently acquired by Abbott).

We recently announced that the first pivotal trial of Trabio failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. This is obviously a disappointing outcome. However, our work on Trabio has enhanced CAT's biopharmaceutical development capability, which we have applied successfully to CAT's other current product candidates. This will be a key component of our relationship with AstraZeneca.

In September, we commenced the first clinical study of CAT-354, a product candidate with potential in the treatment of severe asthma.

We have been working closely with Genzyme during the year in order to plan the broad clinical development of our collaboration in the field of antibodies against TGF(beta). We are pleased to confirm that, subject to regulatory approval, we intend to commence a first clinical trial with GC-1008 in Idiopathic Pulmonary Fibrosis (IPF) and a trial in oncology during 2005. We continue to examine the opportunity for our antibody candidates in other indications, including diffuse systemic sclerosis.

During the year ABT-874, being developed by Abbott, progressed to a Phase II clinical trial in multiple sclerosis. Three of the four CAT-derived antibodies licensed to HGSI also progressed, with the fourth dependent on US government decisions. We are particularly pleased that during the year, Wyeth announced plans to take its first CAT-derived antibody, MYO-029, into a Phase I clinical trial for muscular dystrophy and age-related sarcopenia.

We also continue to invest in our core technologies, a key asset of our company, so that we can retain our leadership position in the field of antibody discovery and development. We believe our Phage and Ribosome Display technologies and capabilities put CAT at the forefront of fully human antibody therapeutics.

Peter Chambre

Review of the year

Product Development

CAT products

Trabio (lerdelimumab) is a fully human anti-TGF(beta)2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of surgery for glaucoma.

In November, CAT announced preliminary results from its first pivotal ('European' Phase II/III) clinical trial of Trabio. The trial, which started in February 2002, was carried out in 344 patients in six European countries. Trabio failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. Overall, the percentage of patients achieving intraocular pressure in the range 6 - 16 mm Hg at six and 12 months was Trabio 60 per cent, compared to placebo 68 per cent. This compares to, and contrasts with, the earlier smaller clinical trials which showed that 56 - 61 per cent of patients treated with Trabio and 35 - 38 per cent of patients treated with placebo achieved this endpoint.

This result will delay the filing of a Biologics Licence Application (BLA) and, if repeated in the second pivotal study, will terminate development of the product in this indication.

Following the preliminary results of the first pivotal trial, we are minimising future costs of Trabio development, consistent with our obligations in the two continuing trials. In the second pivotal (`International' Phase III) clinical trial in 393 patients in six European countries and South Africa, enrolment is complete and preliminary results are expected in the first quarter of 2005. In the US clinical trial comparing Trabio with 5-Flurouracil (5-FU) in 236 patients, enrolment is complete and preliminary results are expected at the end of 2005.

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. In September 2004, CAT commenced a Phase I clinical trial in the UK: a placebo-controlled, rising single intravenous dose study in up to 36 patients, with objectives to study the safety, tolerability and pharmacokinetics of CAT-354. Enrolment is progressing and dosing has started. Preliminary results are expected to be available at the end of the second quarter of 2005. If this initial trial meets its primary objectives, CAT intends to commence further clinical trials later in 2005.

CAT-213 is a fully human anti-eotaxin1 monoclonal antibody directed at severe allergic disorders. Discussions with potential partners continue regarding the further development of CAT-213.

Genzyme alliance

CAT and Genzyme believe that the neutralisation of TGF(beta) offers a number of important and valuable opportunities for addressing unmet medical needs.

Following discussions with the US Food and Drug Administration (FDA), a further pre-clinical safety study of GC-1008 has been undertaken and the results presented to the FDA with regard to the commencement of a Phase I clinical trial in IPF. During 2005, it is also intended to commence a clinical trial of GC-1008 in various cancers.

In February 2004, preliminary results of a double-blind, placebo-controlled Phase I/II clinical trial of CAT-192 (metelimumab) in 45 patients suffering from diffuse systemic sclerosis at 12 medical centres in the US and Europe were announced. The primary objective of the trial was to assess the safety, tolerability and pharmacokinetics of CAT-192 in patients. The primary objective of the trial was met; CAT-192 was generally safe and well-tolerated at each dose level. Elimination half-life was consistently around three weeks. There were no treatment-related serious adverse events observed. The secondary objective was to evaluate the potential clinical outcomes for any future trial in systemic sclerosis, however, it has not proved possible to reach definitive conclusions regarding the efficacy of CAT-192 from the results of the trial. The results were presented at the American College of Rheumatology in October 2004. Work continues to identify a route forward for clinical trials in diffuse systemic sclerosis.

The partners also believe that there are further therapeutic opportunities for the collaboration and pre-clinical work is continuing to evaluate these.

Licensed products

HUMIRA(TM) (adalimumab) is a fully human anti-TNF(alpha) monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and approved for marketing as a treatment for rheumatoid arthritis (RA) in over 50 countries. Abbott reported sales of $280 million in 2003, HUMIRA's first year on the market, and sales for the first nine months of 2004 of $578 million. Abbott forecasts total 2004 sales of over $800 million, and 2005 sales of over $1.2 billion.

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications: Phase III trials continue in psoriatic arthritis and Abbott has announced plans to submit applications to the US FDA and the European Medicines Agency (EMEA) in 2004 to request approval for use of HUMIRA as a treatment for psoriatic arthritis. Further Phase III clinical trials in Crohn's disease, juvenile RA and ankylosing spondylitis also continue. A Phase II clinical trial continues in chronic plaque psoriasis.

In August 2004, Abbott announced that the US FDA had approved an expanded indication for HUMIRA to include improvement in physical function for adult patients with moderately to severely active RA.

In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. The trial commences today, with an estimated length of three weeks.

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott, and is licensed to Abbott. Abbott continues to develop ABT-874 as a potential treatment for a number of autoimmune diseases and announced the start of a Phase II clinical trial in multiple sclerosis in June 2004.

LymphoStat-B(TM) (belimumab) is a fully human anti-BLyS monoclonal antibody and the first of four antibody drug candidates to be licensed by CAT to Human Genome Sciences, Inc (HGSI). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE) and RA.

A Phase II clinical trial in each indication is underway and in July 2004 HGSI completed the enrolment, randomisation and initiation of dosing in both studies. 283 patients were enrolled in the double-blind, placebo-controlled multi-centre Phase II trial to evaluate safety, optimal dosing and efficacy of LymphoStat-B in patients with active RA who have failed prior therapy. HGSI expects that results of this clinical trial will be available in the Spring of 2005. 449 patients have been enrolled in the double-blind, placebo-controlled, multi-centre Phase II clinical trial of LymphoStat-B in patients with active SLE. HGSI expects that the results of this clinical trial will be available in the Autumn of 2005.

HGS-ETR1 (previously known as TRAIL-R1 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI and being developed by HGSI as a potential treatment for a number of cancers.

Phase I clinical trials to evaluate its safety and pharmacology in patients with advanced solid tumours or non-Hodgkins lymphoma continue. Interim results of two Phase I trials were presented at the 40th Annual Meeting of the American Society of Clinical Oncology (ASCO) in New Orleans, US in June 2004. Interim results from these trials were also presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva in September 2004. These interim results demonstrate the safety and tolerability of HGS-ETR1 and support its further evaluation in Phase II trials. Based on these results and strong pre-clinical evidence, HGSI announced in September 2004 that it had commenced dosing patients in a Phase II clinical trial of HGS-ETR1. This US Phase II clinical trial is a multi-centre, open-label, single-arm study in a maximum of 30 patients with relapsed or refractory non-small cell lung cancer. Each patient will receive four 10 mg/kg doses of HGS-ETR1 administered as an infusion 21 days apart. The primary objective of the study is to evaluate tumour response. The secondary objectives are to evaluate the safety and tolerability of HGS-ETR1, and to determine plasma concentrations of HGS-ETR1 for use in a population pharmacokinetic analysis.

Also, in September, HGSI announced that it had begun to dose patients in an open-label, dose-escalation Phase 1b clinical trial of HGS-ETR1 to evaluate its safety and tolerability in combination with chemotherapy (paclitaxel and carboplatin) in patients with advanced solid malignancies.
Page 7 of 21

In October 2004, HGSI announced the initiation of two further Phase II clinical trials of HGS-ETR1. One of the trials will take place in Germany and is a multi-centre, open-label study to evaluate the efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with advanced colorectal cancer. The other is a multi-centre, open-label study to evaluate efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with relapsed or refractory non-Hodgkin's lymphoma.

HGS-ETR2 (previously known as TRAIL-R2 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI, and being developed by HGSI as a potential treatment for cancer. In September 2004, HGSI announced that initial results of an ongoing Phase I clinical trial demonstrate the safety and tolerability of HGS-ETR2 in cancer patients with advanced solid tumours, and that these results support the continued dose escalation and evaluation of HGS-ETR2 in these patients. Safety, pharmacokinetic and biological activity data were presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva.

ABthrax(TM) is a fully human anti-protective antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed by CAT to HGSI. It has been developed by HGSI as a potential treatment for anthrax.

In March 2004, HGSI presented results from its Phase I placebo-controlled, dose-escalation clinical trial to evaluate the safety, tolerability and pharmacokinetics of ABthrax. The results demonstrate that ABthrax is safe and well tolerated in healthy adult volunteers, and achieved the blood levels predicted in relevant animal models as necessary to afford significant protection from the lethal effects of anthrax toxin. HGSI has stated that further development of ABthrax will depend on the US government's willingness to commit to the purchase of ABthrax.

MYO-029 is a fully human monoclonal antibody which neutralises the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases, including muscular dystrophy and age-related sarcopenia. Wyeth announced in June 2004 that it had filed an Investigational New Drug (IND) application for MYO-029 and is now moving forward with a Phase I clinical trial.

Research and pre-clinical stage programmes

There are ongoing research programmes to 18 distinct molecular targets at CAT - 11 CAT proprietary programmes and seven on behalf of partners. In addition there is one CAT proprietary candidate, GC-1008 (partnered with Genzyme) and six antibody drug candidates licensed to partners which are at the pre-clinical stage of development.

In December 2003, CAT restructured its agreement with Amgen, with Amgen taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Amgen and covered by an earlier collaboration agreement between CAT and Immunex (subsequently acquired by Amgen). In return, CAT receives from Amgen an initial fee and potential milestone Page 8 of 21 payments and royalties on future sales. This agreement allows CAT to focus its investment on a smaller number of core programmes, while retaining significant interest in the success of these two antibody candidates.

In February 2004, after three years, CAT exercised its right to terminate its agreement with Elan. The collaboration involved research on a number of targets. Terminating this exclusive agreement allows CAT to collaborate with third parties in the fields of neurology and pain, and does not preclude future collaboration with Elan.

In October 2001, CAT entered into a collaboration with Merck & Co., Inc that focussed on the research and development of products specific for a key target involved in diseases mediated by HIV-1. Merck's proprietary technologies and experience in HIV biology, combined with CAT's libraries and expertise in antibodies, has resulted in the isolation of a neutralising antibody (known as D5) specific for the envelope glycoprotein gp41, which is present on the outside of the HIV molecule and which mediates the fusion of the viral and cellular membranes. During the year, Merck presented the results of early research at two conferences: the XIII International HIV Resistance Workshop in June, in Tenerife, and AIDS Vaccine 2004 in August in Lausanne, Switzerland.

Library Licences

In the last year, CAT has continued to develop its licensing business through the licensing of its proprietary phage antibody libraries in return for upfront fees and potential option, milestone and royalty payments.

In February 2004, Wyeth exercised an option to license CAT's libraries for in-house use. The libraries will support Wyeth's activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas. This option was granted to Wyeth as part of the collaboration agreement entered into in March 1999. Wyeth has a number of exclusive therapeutic and diagnostic antibody product options related to its use of the libraries.

In April 2004, CAT granted Genzyme a Library licence. Genzyme will use CAT's phage antibody libraries in its research and development of antibody-based treatments across a range of medical areas. Genzyme also received option rights to develop therapeutic and diagnostic products on an exclusive basis.

Intellectual Property

During the year, CAT strengthened its three key patent families, Winter II, McCafferty and Griffiths.

The Winter II patent family covers the production of expression libraries of antibody genes. The European Winter II patent EP 0 368 684 had been maintained in amended form by the Opposition Division in 2000. CAT and MorphoSys both appealed this decision (MorphoSys later withdrew), and in January 2004 the Technical Board of Appeal decided to maintain and broaden the scope of the amended patent.
Page 9 of 21

The McCafferty patent family protects CAT's phage display method used to obtain specific antibodies from the expression libraries of antibody genes. A further US continuation application, relating to phagemid-based display of scFv, Fab and VH (dAb) fragments, issued in October 2004 as US 6,806,079.

The Griffiths family of patents covers antibodies that specifically recognise human `self' antigens isolated from CAT's libraries. In September 2004 the European Griffiths patent issued as EP 0 616 640, adding to the six US patents already issued in this family.

CAT also has a number of patent applications pending or granted in relation to its ribosome display technology and its pipeline products.

Operations

Employees

CAT employed 281 staff at 30 September 2004 (279 at 30 September 2003).

Manufacturing

In January, CAT and Lonza announced the extension of their November 2001 agreement, confirming that Lonza Biologics will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006. This will enable CAT to plan further ahead with confidence and will guarantee that CAT and its collaborators have access to Lonza's world-class manufacturing capability at production scale (up to 2,000L), for both ongoing programmes and future projects, in a cost-effective way.

Management

During the year, the company reorganised its research and development functions, to reflect the needs of CAT as it evolves to a product-focussed company. The Discovery and Development team structures are now organised around CAT's product and therapeutic focus and the enlarged Development team now includes CAT's class-leading biopharmaceutical development group. Nigel Burns, Senior Vice President, has taken over responsibility for the strategic management of CAT's product collaborations.

During the year, three key positions were appointed. In January 2004, Dr Diane Wilcock was promoted to the position of Vice President, Intellectual Property, responsible for managing the Company's patent portfolio and patent strategy. In April 2004, Dr Neil Stutchbury joined CAT as Vice President, Informatics and Information Technology and is leading the delivery of an Informatics and Information Technology strategy to support CAT's development. In May 2004, Dr Patrick Round joined CAT as Vice President, Development, responsible for CAT's product development activities.




Page 10 of 21

Financial Review

The following review is based on the Group's consolidated financial statements which are prepared under UK Generally Accepted Accounting Principles (GAAP).

Results of operations
Years ended 30 September 2004 and 2003
Revenues, consisting of contract research fees, licence fees, technical and clinical milestone payments and royalties, increased by 82% percent to (pound)15.9 million in the 2004 financial year (2004) from (pound)8.7 million in the 2003 financial year (2003).

The increase in revenue from 2003 to 2004 was primarily as a result of the receipt of three royalty payments from Abbott in respect of HUMIRA during the year. Royalties of (pound)6.3 million were received as compared to nil in 2003. Sales of HUMIRA commenced in January 2003. The three royalty payments received, and recognised as revenue, represent Abbott's calculation of the royalties due on HUMIRA sales in the period from January 2003 to 30 June 2004.

Revenues recognised from licence fees increased to (pound)4.6 million in 2004 from (pound)2.6 million in 2003. A full year's revenue was recognised under the Chugai library licence for the first time which, with the new library licences granted to Wyeth in February 2004 and Genzyme in April 2004, account for the majority of this increase. Library licences were granted to Wyeth in February 2004 and Genzyme in April 2004, and revenues have been recognised during 2004 regarding both these agreements. Four product licences were granted to Dyax and two to Amgen during 2004. In addition to revenues being recognised from the new licence agreements in each financial year, revenue is also realised on licence fees released from deferred income brought forward at the beginning of each financial year.

Revenues arising from technical milestones increased from (pound)0.2 million in 2003 to (pound)1.6 million in 2004. Four technical milestone payments were received from Pfizer and one from Amgen during 2004. Technical milestone payments of (pound)0.2 million were received from Pfizer during 2003. The above technical milestone payments have been recognised in full as revenue under the Group's accounting policy.

Clinical milestone payments recognised fell from (pound)1.8 million in 2003 to (pound)1.1 million in 2004. A milestone payment was received from Wyeth in the fourth quarter of the 2004 financial year with the initiation of a Phase I clinical trial for MYO-029. Fifty percent of the value of this milestone receipt is creditable against any future royalties payable by Wyeth and therefore, only half the value has been recognised as revenue in the year. A clinical milestone payment was received from Abbott during 2003 following US FDA approval of HUMIRA. The milestone was not recognised as revenue during 2003 as it is creditable against the royalties receivable from Abbott. Three fifths of this milestone was released as revenue during 2004, the remainder is expected to be released as revenue during the 2005 financial year on receipt of two further royalty payments. HGSI received clearance to begin Phase I trials for both ABthrax and HGS-ETR2 during the 2003 financial year triggering milestone payments for each. Unless otherwise stated, all of the above clinical milestone payments have been recognised in full as revenue under the Group's accounting policy.
Page 11 of 21

Contract research fees decreased from (pound)3.9 million in 2003 to (pound)1.8 million in 2004 resulting from reduced activity levels on funded research collaborations.

CAT's direct costs are typically payments made to third parties as a proportion of certain CAT revenues. Direct costs were (pound)3.0 million in 2004 and (pound)0.7 million in 2003. The majority of direct costs for 2004 comprised royalties payable to Medical Research Council and other licensors, primarily arising on the payments received from Abbott regarding sales of HUMIRA. In addition, in 2004, direct costs included an amount payable to Medical Research Council and in 2003, included an amount payable to The Scripps Research Institute and Stratagene arising following CAT's settlement of all pending litigation with MorphoSys. Direct costs for both financial years included agency fees incurred in obtaining new contracts.

Operating expenses, consisting of research and development expenses and general and administration expenses, for 2004 were (pound)55.1 million compared to (pound)54.2 million in 2003.

Research and development expenses decreased to (pound)44.1 million in 2004 from (pound)45.0 million in 2003. External development costs rose by (pound)3.3 million to (pound)18.5 million in 2004. The increase reflects a rise in spend on clinical trials over the last year on CAT funded programmes, particularly Trabio and CAT-354. Research and development staff costs and spend on laboratory consumables fell in line with the reduction in staff numbers following the termination of the antibody microarray project in 2003, and reflect some reallocations of staff between departments. Research and development expenditures in 2003 include the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

General and administration expenses increased to (pound)11.0 million in 2004 from (pound)9.2 million in 2003. The increase in costs was primarily due to the rise in litigation costs incurred during 2004, from (pound)0.9 million in 2003 to (pound)2.5 million in 2004, as a result of the legal proceedings commenced by CAT against Abbott in the High Court in London. For 2003, general and administration expenses included (pound)0.6 million of net costs incurred relating to the offer made for OGS. General and administration staff costs have increased reflecting the reallocation of staff from research and some increase in staff numbers. General and administration expenses for 2004 include a foreign exchange translation charge of (pound)1.1 million (2003: (pound)0.8 million) relating primarily to the non-cash charge arising from the retranslation of CAT's trading balances with its US subsidiary, Aptein, due to the significant depreciation of the US Dollar compared to sterling.

Interest income fell from (pound)4.4 million in 2003 to (pound)4.1 million in 2004. Average balances of cash and liquid resources decreased during 2004 as cash was consumed by operating activities which resulted in reduced interest income.

Under the research and development tax credit scheme for Small and Medium sized Enterprises in the UK, the Group submitted one claim in 2003 for (pound)3.1 million relating to the 2002 financial year. The Group chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. The Group no longer qualifies as a Small and Medium sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of (pound)0.6 million and (pound)0.1 million was withheld on the licence payments received from Chugai during the 2003 and 2004 financial years respectively.

Liquidity and capital resources

Net cash outflow before management of liquid resources and financing was (pound)27.9 million for 2004 as compared to (pound)33.6 million for 2003. As at 30 September 2004, CAT had net cash and liquid resources of (pound)93.7 million ((pound)107.8 million at 30 September 2003).

During 2004 and 2003, CAT's net cash used by operating activities was (pound)31.1 million and (pound)35.8 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortisation and other non-cash movements. In both years, operating losses were also offset by increases in creditors primarily due to the increase in deferred income resulting from licence income received, to be recognised as revenue in future periods.

CAT received (pound)5.7 million research and development tax credit during 2003 based on claims for the 2002 and 2001 financial years.

CAT made capital expenditures of (pound)1.0 million and (pound)8.1 million in 2004 and 2003, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT has also invested in office and administrative facilities. The fall in capital expenditure from 2003 to 2004 was primarily due to the completion of the fit out of the Milstein Building early in the 2003 year.

CAT's net cash inflows from financing activities during 2004 and 2003 were (pound)13.9 million and (pound)11.7 million respectively, in each case primarily resulting from the issue of ordinary shares. In 2003, Genzyme increased its equity stake in CAT through a subscription of (pound)9.6 million for 1.8 million shares. The subscription for shares was the first of two tranches, the second tranche was a further 2.5 million shares with a value of (pound)13.3 million, issued during the 2004 financial year following shareholder approval at the EGM held in October 2003.

As at 30 September 2004, CAT had net current assets of (pound)84.6 million. CAT's creditors at the end of the 2004 financial year included a total of (pound)25.8 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in 2003 was (pound)21.7 million.

International Accounting Standards
The Group will be required to adopt International Financial Reporting Standards and International Accounting Standards for the financial year ending 30 September 2006 onwards. The most notable change for the Group will be the adoption of IFRS 2, `Share Based Payment', which requires the fair value of equity based compensation to be recognised in the Group's profit and loss account.

Financial outlook for 2005
Further royalty income from Abbott in respect of HUMIRA is expected in the 2005 financial year. Abbott has stated that it expects HUMIRA sales to be in excess of $800 million for the

2004 calendar year and in excess of $1.2 billion for the 2005 calendar year. Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to 30 September 2004 and contract research revenues are expected to be of the order of (pound)5 million for the 2005 financial year. Additional revenues may arise from technical and clinical milestone receipts and any further licensing or contract research arrangements.

External development expenditure is expected to decrease in the 2005 financial year given cost savings identified on the Trabio programme following the announcement of the European Phase II/III clinical trial result. Other operating expenses are not expected to increase significantly during 2005.

It is expected that CAT's net cash outflow before financing for the current year will be of the order of (pound)32 million.


CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the YEAR ended 30 SEPTEMBER 2004



CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                                 Year ended     Year ended    Year ended
                                               30 September   30 September  30 September
                                                       2004           2004          2003

                                               Convenience
                                               translation
                                                   US$'000     (pound)'000   (pound)'000

Turnover                                          28,808          15,925         8,743
Direct costs                                      (5,469)         (3,023)         (690)
                                             ----------------------------------------
Gross profit                                      23,339          12,902         8,053

Research and development expenses                (79,822)        (44,125)      (44,981)
General and administration expenses              (19,843)        (10,969)       (9,196)
                                             ------------------------------------------
Operating loss                                   (76,326)        (42,192)      (46,124)

Interest receivable (net)                          7,471           4,130         4,360
                                             ------------------------------------------

Loss on ordinary activities before taxation      (68,855)        (38,062)      (41,764)
Tax on loss on ordinary activities                  (116)            (64)        2,573
                                             ------------------------------------------

Loss for the financial period                    (68,971)        (38,126)      (39,191)
                                             ------------------------------------------

Loss per share - basic and diluted (pence)                         93.3p        107.5p



Consolidated Statement of Total Recognised Gains and Losses

                                                 Year ended    Year ended     Year ended
                                               30 September  30 September   30 September
                                                       2004          2004           2003

                                               Convenience
                                               translation
                                                    US$'000   (pound)'000    (pound)'000

Loss for the financial period                       (68,971)      (38,126)       (39,191)
Gain on foreign exchange translation                  1,988         1,099            606
                                                 ----------------------------------------
Total recognised losses relating to the period      (66,983)      (37,027)       (38,585)
                                                 ----------------------------------------

The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.


Page 15 of 21

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the YEAR ended 30 SEPTEMBER 2004

Consolidated Balance Sheet
                                                      As at          As at         As at
                                               30 September   30 September  30 September
                                                       2004           2004          2003

                                               Convenience
                                               translation
                                                    US$'000     (pound)'000   (pound)'000
Fixed assets
Intangible assets                                    10,550          5,832         6,883
Tangible assets                                      22,363         12,362        14,366
Investments                                           5,322          2,942         3,373
                                                  ---------------------------------------
                                                     38,235         21,136        24,622
                                                  ---------------------------------------
Current assets
Debtors                                               8,068          4,460         4,526
Short term investments                              168,347         93,061       108,347
Cash at bank and in hand                              4,845          2,678         1,056
                                                  ---------------------------------------
                                                    181,260        100,199       113,929
Creditors
Amounts falling due within one year                 (28,226)       (15,603)      (12,657)
                                                  ---------------------------------------
Net current assets                                  153,034         84,596       101,272
                                                  ---------------------------------------
Total assets less current liabilities               191,269        105,732       125,894
Creditors
Amounts falling due after more than one year        (37,356)       (20,650)      (18,152)
                                                  ---------------------------------------
Net assets                                          153,913         85,082       107,742
                                                  ---------------------------------------

Capital and reserves
Called-up share capital                               7,437          4,111         3,834
Share premium account                               410,334        226,829       212,883
Other reserve                                        24,342         13,456        13,456
Profit and loss account                             288,200)      (159,314)     (122,431)
                                                  ---------------------------------------
Shareholders' funds - all equity                    153,913         85,082       107,742
                                                  ---------------------------------------



This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Page 16 of 21

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Results for the YEAR ended 30 SEPTEMBER 2004

Consolidated Cash Flow Statement
                                                 Year ended      Year ended     Year ended
                                               30 September    30 September   30 September
                                                       2004            2004           2003

                                                 Convenience
                                                 translation
                                                 US$'000         (pound)'000    (pound)'000

Net cash outflow from operations                    (56,199)        (31,067)       (35,819)
                                                  ------------------------------------------
Returns on investments and servicing of finance
Interest received                                     7,770           4,295          5,095
Interest element of finance leases                     (141)            (78)           (46)
                                                  -------------------------------------------
                                                      7,629           4,217          5,049
                                                  -------------------------------------------

Taxation                                               (116)            (64)         5,210
                                                  -------------------------------------------

Capital expenditure and financial investment
Purchase of intangible fixed assets                        -               -        (2,673)
Purchase of tangible fixed assets                    (1,867)         (1,032)        (5,413)
Sale of tangible fixed assets                            11               6              4
                                                   -----------------------------------------
                                                     (1,856)         (1,026)        (8,082)
                                                   -----------------------------------------

Net cash outflow before management of liquid
resources and financing                             (50,542)        (27,940)       (33,642)
                                                   -----------------------------------------

Management of liquid resources                       27,781          15,357         18,778
                                                   -----------------------------------------

Financing
Issue of ordinary share capital                      25,729          14,223         10,562
Proceeds from new finance lease commitment                -               -          1,389
Capital elements of finance lease rental payments      (630)           (348)          (221)
                                                   -----------------------------------------
                                                     25,099          13,875         11,730
                                                   -----------------------------------------

Increase/(decrease) in cash                           2,338           1,292         (3,134)
                                                   -----------------------------------------



This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

Accounting policies
This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2004.

Convenience translation
The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 30 September 2004 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.809, the noon buying rate as of 30 September 2004. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

Loss per share
The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on information in the table shown below.

                                                     Year ended    Year ended
                                                             30  30 September
                                                      September          2003
                                                           2004

Losses ((pound)'000)                                     38,126        39,191
Weighted average number of shares                    40,866,684    36,440,993


The Company had ordinary shares in issue of 41,109,938 and a total of 2,066,913 ordinary shares under option as of 30 September 2004.


Reconciliation of operating loss to operating cash outflow

                                                         Year ended     Year ended     Year ended
                                                       30 September   30 September   30 September
                                                               2004           2004           2003

                                                        Convenience
                                                        translation
                                                            US$'000    (pound)'000    (pound)'000

Operating loss                                             (76,326)       (42,192)       (46,124)
Depreciation charge                                          5,112          2,826          2,989
Amortisation of intangible fixed assets                      1,901          1,051          1,050
(Profit)/loss on disposal of fixed assets                       (5)            (3)            94
Shares received from MorphoSys                                   -              -         (3,589)
Amounts written off fixed asset investments                    389            215              -
EIP charge                                                     261            144              -
Increase in debtors                                            (43)           (24)        (1,285)
Increase in deferred income                                  7,392          4,086         10,597
Increase in creditors (excluding deferred income)            5,120          2,830            449
                                                    ----------------------------------------------
                                                           (56,199)       (31,067)       (35,819)
                                                    ----------------------------------------------




Page 18 of 21

Analysis and reconciliation of net funds

                                             1 October     Cash flow     Exchange    30 September
                                                  2003                   movement            2004
                                           (pound)'000    (pound)'000    (pound)'000  (pound)'000

Cash at bank and in hand                         1,056         1,660        (38)          2,678
Overdrafts                                      (1,144)         (368)          -         (1,512)
                                        --------------------------------------------------------
                                                               1,292        (38)
Liquid resources                               107,916       (15,357)          -         92,559
                                        --------------------------------------------------------
Net cash and liquid resources                  107,828       (14,065)       (38)         93,725
Finance leases                                  (1,168)          348           -           (820)
                                        --------------------------------------------------------
Net funds                                      106,660       (13,717)       (38)         92,905
                                        --------------------------------------------------------

Liquid resources shown above are included within short-term investments on the Balance Sheet, which also includes a part of the investment in MorphoSys shares.



Reconciliation of movements in group shareholders' funds

                                                                  Year ended     Year ended
                                                                30 September   30 September
                                                                        2004           2003
                                                                 (pound)'000    (pound)'000

Loss for the financial period                                       (38,126)       (39,191)
Other recognised gains and losses relating to the period              1,243            606
                                                              ------------------------------
                                                                    (36,883)       (38,585)
New shares issued                                                    14,223         10,562
                                                              ------------------------------
Net decrease in shareholders' funds                                 (22,660)       (28,023)
Opening shareholders' funds                                         107,742        135,765
                                                              ------------------------------
Closing shareholders' funds                                          85,082        107,742
                                                              ------------------------------

Financial Statements
The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the years ended 30 September 2004 and 2003 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Statutory financial statements for the year ended 30 September 2003 have been delivered to the Registrar of Companies and those for the year ended 30 September 2004 will be delivered to the Registrar of Companies after the Company's Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain any statements under s237 (2) or (3) Companies Act 1985.

The annual report and financial statements for the year ended 30 September 2004 will be posted to shareholders by 31 December 2004 and will be available shortly thereafter from our registered office:

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

This preliminary announcement was approved by the Board on Sunday 21 November 2004.

Page 20 of 21

Quarterly financial information

                                                   hree months    Three months         Three         Three
                                                      ended 30        ended 30        months        months
                                                     September       June 2004      ended 31      ended 31
                                                          2004                    March 2004      December
                                                                                                      2003
                                                   (pound)'000     (pound)'000   (pound)'000   (pound)'000

Consolidated profit and loss account:
Turnover                                                5,807           1,650         4,650         3,818
Direct costs                                           (1,496)             (4)       (1,275)         (248)
                                                  ---------------------------------------------------------
Gross profit                                            4,311           1,646         3,375         3,570

Research and development expenses                     (12,096)        (10,543)      (11,066)      (10,420)
General and administration expenses                    (2,949)         (2,540)       (2,283)       (3,197)
                                                  ---------------------------------------------------------
Operating loss                                        (10,734)        (11,437)       (9,974)      (10,047)

Interest receivable (net)                               1,053           1,024         1,070           983
                                                  --------------------------------------------------------

Loss on ordinary activities before taxation            (9,681)        (10,413)       (8,904)       (9,064)
Taxation on loss on ordinary activities                   (64)               -             -             -
                                                  ---------------------------------------------------------
Loss for the financial period                          (9,745)        (10,413)       (8,904)       (9,064)
                                                  ---------------------------------------------------------

Consolidated cash flow statement:
Net cash outflow from operations                       (8,165)         (7,138)       (8,355)       (7,409)
                                                  ---------------------------------------------------------

Returns on investments and servicing of finance
Interest received                                       1,260             798         1,032         1,205
Interest paid                                             (17)            (18)          (21)          (22)
                                                  ---------------------------------------------------------
                                                        1,243             780         1,011         1,183
                                                  ---------------------------------------------------------

Taxation                                                  (64)               -             -             -
                                                  ---------------------------------------------------------

Capital expenditure and financial investment
Purchase of tangible fixed assets                        (303)           (130)         (226)         (373)
Sale of tangible fixed assets                               5               1             -             -
                                                  ---------------------------------------------------------
                                                         (298)           (129)         (226)         (373)
                                                  ---------------------------------------------------------

Net cash outflow before management of liquid
resources and financing                                (7,284)         (6,487)       (7,570)       (6,599)
                                                  ---------------------------------------------------------

Management of liquid resources                          7,097           7,705         5,241        (4,686)
                                                  ---------------------------------------------------------

Financing
Issue of ordinary share capital                            52              56           235        13,880
Capital elements of finance lease rental payments         (90)            (88)          (86)          (84)
                                                  ---------------------------------------------------------
                                                          (38)            (32)          149        13,796

                                                  ---------------------------------------------------------
(Decrease) /increase in cash                             (225)          1,186        (2,180)        2,511
                                                  ---------------------------------------------------------


Notes to Editors
Cambridge Antibody Technology (CAT):

o CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, UK, CAT currently employs around 280 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
o HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed
     CAT-derived human therapeutic antibodies are in clinical development, with six further licensed product candidates in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF(beta), a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.